SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF N° 06.164.253/0001 -87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JUNE 28, 2006

Place, time and date: At Rua Gomes de Carvalho, nº 1.629, 15º andar, at the Board of Directors’ meeting room in the City of São Paulo, State of São Paulo, at 9:00 hrs. of June 28, 2006. Attendance: All the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Calling: Not necessary, due to the attendance of all the members of the Board of Directors. Presiding Board: Chairman: Mr. Constantino de Oliveira Júnior. Secretary: Henrique Constantino. Agenda: To make resolutions on the following matters: (i) presentations made by the Company’s Committees; (ii) presentation of the Information Technology (“IT”) Strategic Plan of the Company; (iii) a loan to be extended to Gol Transportes Aéreos S.A. (“GTA”) by International Finance Corporation (“IFC”); and (iv) exercise of Stock Option, according to the Company’s Stock Option Plan approved by the General Shareholders´ Meeting held on May 25, 2004 (“Plan”). Resolutions: After detailed analysis of the matters in the Agenda: (i) the members of the Committees presented the respective recommendations. Specifically with regard to the Compensation Committee, the Board unanimously approved the change of its name to “People Management Policies Committee” and its respective Charter, which initialized by the Presiding Board, will be filed at the Company’s headquarters; (ii) the Board unanimously approved the Information Technology’s (“IT”) Strategic Plan of the Company, which is initialized by the Presiding Board of meeting, and will be filled at the Company’s headquarters; (iii) the Board analyzed the proposal of a loan to be granted to GTA by IFC, in the amount of up to fifty million Dollars ($50,000,000), which will consist of working capital, especially for the financing of spare parts required by GTA in relation to passenger air transportation services and (iv) the Board unanimously approved the increase of the Company’s share capital within the limits of its authorized capital, from R$993,180,510.96 (nine hundred and ninety-three million, one hundred and eighty thousand, five hundred and ten reais and ninety-six cents) to R$ 993,653,887.60 (nine hundred and ninety-three million, six hundred and fifty-three thousand, eight hundred and eighty-seven reais and sixty), an increase of R$473,376.64 (four hundred and seventy-three thousand, three hundred and seventy-six reais and sixty -four cents), by the issuance of 155,716 (one hundred and fifty-five thousand, seven hundred and sixteen) preferred shares, all nominative, with no face value, for the subscription of the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company. The shares currently issued are in all aspects identical to those already existent and, according to the Plan, they shall entitle their holder to the same rights of the other shares of same type, including the right to receive dividends and interest on capital; (b) approved the exclusion of the right of first refusal of the current shareholders of the Company in connection with the subscription of the new preferred shares to be issued (“Preferred Shares”), pursuant to the provisions of article 171, third paragraph, of Law 6,404, of December 15, 1976, as amended, and according to item 9 of the Plan; (c) approved the price of issuance of the Preferred Shares of R$3.04 (three reais and four centavos) per preferred share. The price of issuance of the Preferred Shares was determined taking into consideration the net equity value of GTA’s shares before they were contributed to the Company; (d) approved that the Preferred Shares shall be subscribed by the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, according to the Subscription Bulletin (Doc. 1) and paid up by the subscriber, in Brazilian Reais, until July 12, 2006; and (e) authorized the Board of Officers of the Company to carry all other actions necessary to the formalization, implementation and achieving of the matters herein approved, specially for the execution of the competent Share Subscription Agreement. Closing: Since there was no other business to be transacted, these minutes were drawn-up, read, approved and signed by all the attendees. I hereby certify that this is a free English translation of the original minutes, which were drawn-up in the proper book.

São Paulo, June 28, 2006.

_______________________________________________
Constantino de Oliveira Júnior
Chairman

_______________________________________________
Henrique Constantino
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.